                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2)1

                            Whitehall Jewellers, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  965 063 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 10, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

                                 --------------

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

            /  /        Rule 13d-1(b)

            / x/        Rule 13d-1(c)

            /  /        Rule 13d-1(d)

--------
            1 The  remainder  of this  cover  page  shall  be  filled  out for a reporting person's initial filing on this form with respect to the subject class of securities,  and for any subsequent  amendment  containing  information which would alter the disclosures provided in a prior cover page.

            The  information  required in the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

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CUSIP No. 965063100                   13G                     Page 2 of 10 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE  PERSONS (ENTITIES ONLY)

                        NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                        TEXAS
--------------------------------------------------------------------------------
  NUMBER OF       5       SOLE VOTING POWER
   SHARES
BENEFICIALLY                   1,709,900 shares
  OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                  6       SHARED VOTING POWER

                               0 shares
               -----------------------------------------------------------------
                  7       SOLE DISPOSITIVE POWER

                               1,709,900 shares
               -----------------------------------------------------------------
                  8       SHARED DISPOSITIVE POWER

                               0 shares
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON

                     1,709,900 shares
--------------------------------------------------------------------------------
    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                               / /

--------------------------------------------------------------------------------
    11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     12.3%
--------------------------------------------------------------------------------
    12          TYPE OF REPORTING PERSON*

                     PN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                        ------------------
CUSIP No. 965063100                   13G                     Page 3 of 10 Pages
----------------------                                        ------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE  PERSONS (ENTITIES ONLY)

                        NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                        TEXAS
--------------------------------------------------------------------------------
  NUMBER OF       5       SOLE VOTING POWER
   SHARES
BENEFICIALLY                   1,709,900 shares
  OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                  6       SHARED VOTING POWER

                               0 shares
               -----------------------------------------------------------------
                  7       SOLE DISPOSITIVE POWER

                               1,709,900 shares
               -----------------------------------------------------------------
                  8       SHARED DISPOSITIVE POWER

                               0 shares
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON

                     1,709,900 shares
--------------------------------------------------------------------------------
    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                               / /

--------------------------------------------------------------------------------
    11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     12.3%
--------------------------------------------------------------------------------
    12          TYPE OF REPORTING PERSON*

                     PN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                        ------------------
CUSIP No. 965063100                   13G                     Page 4 of 10 Pages
----------------------                                        ------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE  PERSONS (ENTITIES ONLY)

                        NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                        TEXAS
--------------------------------------------------------------------------------
  NUMBER OF       5       SOLE VOTING POWER
   SHARES
BENEFICIALLY                   1,709,900 shares
  OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                  6       SHARED VOTING POWER

                               0 shares
               -----------------------------------------------------------------
                  7       SOLE DISPOSITIVE POWER

                               1,709,900 shares
               -----------------------------------------------------------------
                  8       SHARED DISPOSITIVE POWER

                               0 shares
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON

                    1,709,900 shares
--------------------------------------------------------------------------------
    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                               / /

--------------------------------------------------------------------------------
    11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     12.3%
--------------------------------------------------------------------------------
    12          TYPE OF REPORTING PERSON*

                     OO
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                        ------------------
CUSIP No. 965063100                   13G                     Page 5 of 10 Pages
----------------------                                        ------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE  PERSONS (ENTITIES ONLY)

                        MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                        USA
--------------------------------------------------------------------------------
  NUMBER OF       5       SOLE VOTING POWER
   SHARES
BENEFICIALLY                   1,709,900 shares
  OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                  6       SHARED VOTING POWER

                               0 shares
               -----------------------------------------------------------------
                  7       SOLE DISPOSITIVE POWER

                               1,709,900 shares
               -----------------------------------------------------------------
                  8       SHARED DISPOSITIVE POWER

                               0 shares
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON

                     1,709,900 shares
--------------------------------------------------------------------------------
    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                               / /

--------------------------------------------------------------------------------
    11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     12.3%
--------------------------------------------------------------------------------
    12          TYPE OF REPORTING PERSON*

                     IN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                        ------------------
CUSIP No. 965063100                   13G                     Page 6 of 10 Pages
----------------------                                        ------------------

Item 1(a).  Name of Issuer:

            Whitehall Jewellers, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            155 North Wacker Drive, Suite 500
            Chicago, IL 60606

Item 2(a).  Name of Person Filing:

            This statement is jointly filed by Newcastle Partners, L.P., a Texas limited  partnership ("NP"),  Newcastle Capital Management,  L.P., a
            Texas limited partnership ("NCM"),  Newcastle Capital Group, L.L.C., a Texas  limited  liability  company  ("NCG"),  and Mark E.  Schwarz
            (together  with NP, NCM and NCG, the "Reporting  Persons").  Because
            Mark E. Schwarz is the managing  member of NCG, which is the general partner  of NCM  (Mark  E.  Schwarz,  NCG and  NCM  are  hereinafter referred  to as the  "Controlling  Persons"),  which  in turn is the general  partner  of NP,  the  Controlling  Persons  may be  deemed, pursuant to Rule 13d-3 of the  Securities  Exchange Act of 1934,  as
            amended (the "Act"),  to be the  beneficial  owners of all shares of
            Common Stock held by NP. The Reporting Persons are filing this joint statement,  as  they  may be  considered  a  "group"  under  Section
            13(d)(3)  of the Act.  However,  neither the fact of this filing nor anything  contained herein shall be deemed to be an admission by the
            Reporting Persons that such a group exists.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            300 Crescent Court
            Suite 1110
            Dallas, Texas 75201

Item 2(c).  Citizenship:

            NP, NCM and NCG are organized  under the laws of the State of Texas.
            Mark E. Schwarz is a citizen of the United States of America.

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $0.001 per share

Item 2(e).  CUSIP Number:

            965 063 10 0

----------------------                                        ------------------
CUSIP No. 965063100                   13G                     Page 7 of 10 Pages
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Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), Check Whether the Person Filing is a:

            /X/    Not Applicable

       (a)  / /    Broker or dealer  registered under Section 15 of the Exchange
                   Act.

       (b)  / /    Bank as defined in Section 3(a)(6) of the Exchange Act.

       (c)  / /    Insurance  company  as defined  in  Section  3(a)(19)  of the
                   Exchange Act.

       (d)  / /    Investment   company   registered  under  Section  8  of  the
                   Investment Company Act.

       (e) / /     An    investment    adviser   in    accordance    with   Rule
                   13d-1(b)(1)(ii)(E).

       (f) / /     An employee benefit plan or endowment fund in accordance with
                   Rule 13d-1(b)(1)(ii)(F).

       (g) / /     A parent holding company or control person in accordance with
                   Rule 13d-1(b)(1)(ii)(G).

       (h) / /     A savings  association  as  defined  in  Section  3(b) of the
                   Federal Deposit Insurance Act.

       (i) / /     A church  plan that is  excluded  from the  definition  of an investment  company under Section  3(c)(14) of the Investment
                   Company Act.

       (j) / /     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.    Ownership

       (a) Amount beneficially owned:

           1,709,900 shares*#

       (b) Percent of class:

           12.3% (based on 13,944,820  shares of Common Stock  outstanding as of
           November  30, 2004 as reported in the  Issuer's  Quarterly  Report on
           Form 10-Q  filed  with the  Securities  and  Exchange  Commission  on
           December 9, 2004)

       (c) Number of shares as to which such person has:

       (i) Sole power to vote or to direct the vote

           1,709,900 shares*#

----------------------                                        ------------------
CUSIP No. 965063100                   13G                     Page 8 of 10 Pages
----------------------                                        ------------------

      (ii) Shared power to vote or to direct the vote

           0 shares

     (iii) Sole power to dispose or to direct the disposition of

           1,709,900 shares*#

      (iv) Shared power to dispose or to direct the disposition of

           0 shares

* Represents  shares held directly by NP. By virtue of their  relationship  with
NP, the Controlling Persons may each be deemed to beneficially own the 1,709,900 shares of Common Stock of the Issuer held by NP.

# In accordance with Rule 13d-2(b) of the Exchange Act, as of December 31, 2004,
NP held directly  1,185,300  shares of Common Stock of the Issuer,  representing approximately  8.5% of the shares of Common Stock outstanding as of November 30,
2004. By virtue of their relationship with NP, the Controlling  Persons may each be deemed to have beneficially owned the 1,185,300 shares of Common Stock of the
Issuer held by NP as of December 31, 2004.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this  statement  is being  filed to report  the fact that as of the date hereof the reporting  person has ceased to be the beneficial  owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable

Item 7.   Identification and Classification of the Subsidiary Which Acquired the
          Security Being  Reported on by the Parent  Holding  Company or Control
          Person.

          Not Applicable

Item 8.   Identification and Classification of Members of the Group.

          See Joint Filing Agreement (previously filed).

Item 9.   Notice of Dissolution of Group.

          Not Applicable

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CUSIP No. 965063100                   13G                     Page 9 of 10 Pages
----------------------                                       -------------------

Item 10.  Certifications.

          By  signing  below I certify  that,  to the best of my  knowledge  and belief, the securities  referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing  the control of the issuer of the  securities  and were not acquired and are not held in  connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 965063100                   13G                    Page 10 of 10 Pages
----------------------                                       -------------------

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2005                 NEWCASTLE PARTNERS, L.P.

                                         By: Newcastle Capital Management, L.P.,
                                             its general partner
                                         By: Newcastle Capital Group, L.L.C.,
                                             its general partner

                                         By: /s/ Mark E. Schwarz
                                             ----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                         By: Newcastle Capital Group, L.L.C.,
                                             its general partner

                                         By: /s/ Mark E. Schwarz
                                             ----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         NEWCASTLE CAPITAL GROUP, L.L.C.

                                         By: /s/ Mark E. Schwarz
                                             ----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         MARK E. SCHWARZ